Mail Stop 4720

August 26, 2009

By U.S. Mail and Facsimile to 707-678-9734

Owen J. Onsum
President and Chief Executive Officer
First Northern Community Bancorp
195 N. First Street,
Dixon, California 95620

  Re: First Northern Community Bancorp
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 000-30707

Dear Mr. Onsum:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 27

Non-accrual, Past Due, OREO and Restructured Loans, page 37

1. We note the continuing deterioration in your loan quality as of December 31, 2008 and June 30, 2009. In your disclosures, we only noted a discussion of the nature of your non-performing loans by category and dollar amount. In order for

us to better understand your loan quality, please provide us the following information on your five largest non-accrual loans as of December 31, 2008 and June 30, 2009:

- The type of loan (commercial, commercial real estate, construction, etc.) and dollar amount;
- When the loan was originated;
- The allowance for loan losses associated with the loan, as applicable;
- When the loan became non-accrual;
- The underlying collateral supporting the loan;
- The last appraisal obtained for the loan, as applicable; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of December 31, 2008 and through the date of your response.

2.   In addition, in future filings please include more specifics on your nonperforming loans which should include information similar to that requested above.

3.   Please revise your disclosure in future filings to comprehensively bridge the gap between the changes in your asset quality, including your non-performing and impaired loans, and the changes in your allowance for loan losses. For example, discuss the following:

- In general, the relationship between observed changes in your non-performing and impaired loans and the resulting changes in your allowance for loan losses;
- How you measure impairment on your impaired loans and link this information to the resulting changes in your allowance for loan losses; and
- The extent to which your non-performing and impaired loans are collateralized and how changes in the value of collateral impacted the allowance for loan losses.

4.   We note the significant increase in charge-offs from $2.3 million as of December 31, 2007 to $12.6 million as of December 31, 2008. In order to enhance our understanding of your charge-off process and the nuances involved, please tell us the following:

- The triggering events or other circumstances which impact the timing of when you take a charge-off; and
- Whether there are circumstances in which a provision and a charge-off are taken simultaneously.

Owen J. Onsum
First Northern Community Bancorp
August 26, 2009
Page 3

Executive Compensation, page 91

5.   Please confirm that only the four named executives receive total compensation greater than $100,000 or otherwise tell the staff why only four executives are listed.

Certain Relationships and Related Transactions, and Director Independence, page 92

6.   We note the disclosure on page 44 of the Schedule 14A that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, or Amit Pande, Accounting Branch Chief, at (202) 551-3419 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel